SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                         BPO MANAGEMENT SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   055969109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Kaye Mitchell
            8080 N. Central Expressway, Suite 210, Dallas, TX  75206
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   06/12/2007
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------
      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 055969109
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Premier RENN US Emerging Growth Fund Ltd.
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Guernsey
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        4,166,670

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        4,166,670

    (10) Shared dispositive power:
         0

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     4,166,670
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     32.6%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IV
--------------------------------------------------------------------------------

Page 2 of 4 Pages

Item 1. Security and Issuer.

           Common Shares of BPO Management Services, Inc. 1290 N. Hancock Street, Anaheim, CA 92807

Item 2. Identity and Background.

          (a) PREMIER RENN US EMERGING GROWTH FUND LIMITED ("PREM")

          (b) 8080 N. Central Expressway, Suite 210, Dallas, TX  75206

          (c) PREM is a closed-end fund traded on the London Stock Exchange.

          (d) N/A

          (e) N/A

          (f) United Kingdom

Item 3. Source and Amount of Funds or Other Consideration.

           Funds required of PREM to purchase the subject securities was $500,000, obtained from the working capital of PREM.

Item 4. Purpose of Transaction.

           PREM acquired the shares in the ordinary course of its business for investment purposes. Russell Cleveland, President of RENN Capital Group, Inc., the Company's Investment Adviser, serves on the board of directors of the Company.

Item 5. Interest in Securities of the Issuer.

          (a) PREM holds shares of Series D Preferred Convertible stock, which together with various warrants, would convert into an aggregate of 4,166,670 shares of the Common Stock of the Company, which would represent 32.6% of the outstanding shares.

          (b) When converted to common, PREM would have voting rights to 4,166,670 shares.

          (c) N/A

          (d) N/A

          (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           N/A

Item 7. Material to be Filed as Exhibits.

           On June 18, 2007, the issuer filed its Form 8-K which includes all pertinent exhibits.

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Renaissance Capital Growth & Income Fund
                                      III, Inc.

Date: 06/25/2007                      /s/ Russell Cleveland
                                      Name:  Russell Cleveland
                                      Title: President of RENN Capital
                                             Group, Inc., Investment Adviser


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages